Exhibit 99.2

Execution Version

AMENDMENT TO THE SHARE SUBSCRIPTION AGREEMENT

THIS AMENDMENT TO THE SHARE SUBSCRIPTION AGREEMENT (this “Amendment”), dated July 10, 2019, is made by and between each of the undersigned parties.

Reference is made to that certain Share Subscription Agreement, dated March 25, 2019, by and between Yirendai Ltd. (“Yirendai”) and CreditEase Holdings (Cayman) Limited (“CreditEase”) (the “Share Subscription Agreement”).  Capitalized terms used and not defined in this Amendment shall have the meanings given to them in the Share Subscription Agreement, unless the context requires otherwise.

WHEREAS, each of the undersigned, being a party to the Share Subscription Agreement, desires to effect certain amendments to the Share Subscription Agreement;

WHEREAS, pursuant to Section 9.5 of the Share Subscription Agreement, any term of the Share Subscription Agreement may be amended only by a written instrument executed by both Yirendai (after obtaining the prior written consent of the audit committee of the Board) and CreditEase; and

WHEREAS, the audit committee of the Board has given written consent to the amendments proposed herein.

NOW, THEREFORE, each of the undersigned agrees to amend the Share Subscription Agreement as set forth below.

Section 1.          Definition of “Base Subscription Shares”.  The definition of “Base Subscription Shares” in Section 1 of the Share Subscription Agreement shall be deleted in its entirety and replaced by the following paragraph:

“Base Subscription Shares” means 61,981,412 Ordinary Shares.

Section 2.          Cash Consideration.  The following sentence shall be inserted to Section 2.1 of the Share Purchase Agreement as the last sentence of that Section 2.1:

At or after the Closing (as applicable), Yirendai shall make or cause to be made certain cash payment(s) in an aggregated amount not exceeding RMB2,888,989,687 (or its equivalent in another currency as Yirendai and CreditEase may agree) to a CreditEase Group Company as CreditEase may designate, on the terms and subject to the conditions set forth in Schedule VI.

Section 3.          Deliveries by Yirendai at the Closing.  The following sub-section shall be inserted to Section 3.2 of the Share Purchase Agreement as a new sub-section 3.2(f):

(f) a written confirmation that the payment as set forth in Part 1 of Schedule VI has been made.

Section 4.          Schedule VI.  Schedule VI to this Amendment shall be inserted to the Share Purchase Agreement as Schedule VI thereto.

Section 5.          Effectiveness.  This Amendment shall become effective immediately on the date hereof.

Section 6.          Effect.  Except as expressly amended by this Amendment, the Share Subscription Agreement shall remain in full force and effect as the same was in effect immediately prior to the effectiveness of this Amendment.  All references in the Share Subscription Agreement to “this Agreement” shall be deemed to refer to the Share Subscription Agreement as amended by this Amendment.

Section 7.          Further Assurance.  Each of the undersigned hereby agrees to execute and deliver all such other and additional instruments and documents and do all such other acts and things as may be necessary or appropriate to effect this Amendment.

Section 8.          Miscellaneous.  Section 9.1 (Governing Law), Sections 9.4 (Notices), 9.9 (Interpretation), 9.10 (Counterparts), 9.11 (Severability) and 9.12 (Dispute Resolution) are hereby incorporated into this Amendment, mutatis mutandis.

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment on the date first written above.

YIRENDAI LTD.

By:	/s/ Ning Tang
	Name:	Ning Tang
	Title:	Chairman of the Board

IN WITNESS WHEREOF, the parties hereto have executed this Amendment on the date first written above.

CREDITEASE HOLDINGS (CAYMAN) LIMITED

By:	/s/ Ning Tang
	Name:	Ning Tang
	Title:	Chairman of the Board, Chief Executive Officer